May 24, 2006

By U. S. Mail and EDGAR filing

Matthew Komar
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 4561
Washington D. C. 20549

            Re:   Navistar Financial Corporation
         Item 4.01 Form 8-K
         File No. 001-041146

Dear Mr. Komar:

Navistar Financial Corporation (the "Company") has received and reviewed the comment from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Matthew Komar, Staff Accountant, dated May 2, 2006, regarding the above-referenced Company filing. Pursuant to this letter and our conversation of May 19, 2006, the Company hereby submits its responses to the Staff’s Comment Letter, as set forth below. The Staff’s comment has been reproduced below and is set forth in bold immediately prior to the Company’s response.

8-K Filed April 12, 2006

1. In paragraph four of Item 4.01 of your Form 8-K filed April 12, 2006, you state that there were no disagreements between the company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. However, we note in the letter from Deloitte & Touche LLP dated April 25, 2006 that they disagreed with several of your statements included in the form 8-K filed on April 12, 2006. Please tell us how you determined that there were no disagreements between you and your independent accountants, and revise to provide all disclosures required by Item 304 of Regulation S-K, including but not limited to Section (a)(1)(iv) and (v) of Item 304.

Section (a)(1)(iv)

Section (a)(1)(iv) requires, inter alia, the disclosure of "any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure" that, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its audit report.

In its letter dated April 25, 2006, (the "Deloitte Letter") Deloitte & Touche LLP ("Deloitte") responded to the Company's Form 8-K filed on April 12, 2006, and stated, regarding paragraphs 1-4 of the Company's Form 8-K "We agree with the statements made in these paragraphs."

Thus the Company and Deloitte are in agreement that during the Company's two most recent fiscal years and thereafter there was no disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its audit report.

Section (a)(1)(v)

Section (a)(1)(v) requires, inter alia, that certain events be reported "even though the registrant and the former accountant did not express a difference of opinion regarding the event", including (A)- the necessary internal controls do not exist; (B)- the accountant is no longer willing to rely on management's representations or the company's financial statements; (C)- the need to significantly expand the scope of the audit; or (D)- information has come to the auditor that materially impacts the fairness or reliability of the company's financial statements or the auditor's audit reports.

Deloitte's letter contains assertions regarding additional items related to Section (a)(1)(v). Each item is set forth and responded to below.

•	The Need to Significantly Expand the Audit
(Deloitte letter at ¶ 4)

Deloitte states:

We had advised the Company of the need to expand significantly the scope of our audit related to (1) certain sale-leaseback transactions and the related sale of trucks by the Company's ultimate parent, Navistar International Corporation (NIC), (2) an unsupported asset balance, (3) accounting for retained interests in securitized wholesale note receivables, and (4) the effect on the Company's financial statements of the timing of revenue recognition by NIC. At the time of our dismissal, these matters had not been resolved to our satisfaction.

While the Company agrees that the four accounting items listed in Deloitte's Letter were under discussion as issues as a part of Deloitte's 2005 audit, there was no "disagreement" regarding these four matters of the type described in Section (a)(1)(iv). Deloitte never informed Company management or the Company's audit committee that these four issues would need to significantly expand the scope of the audit, nor did Deloitte ever make changes to its audit fees or budget as would be consistent with a significantly expanded audit. These four issues were not resolved prior to Deloitte's termination because Deloitte had not concluded their work at that time, but there was never a disagreement or standoff between Deloitte and the Company on them.

•	Material Weakness Disclosures
(Deloitte Letter at ¶ 6)

Deloitte states in part:

We disagree with the statement made in the second sentence of this [sixth] paragraph because it is incomplete. In additional to the material weaknesses in disclosure controls and procedures described by the Company in its July 31, 2005 Form 10-Q, in connection with our fiscal 2004 audit, we issued a letter to the Audit Committee, dated February 14, 2005, which detailed three reportable conditions that in our judgment, were material weakness. These material weaknesses were (1) the misapplication of accounting principles generally accepted in the United States of America resulting in a restatement of the financial statements, (2) the lack of availability of sufficient securitization specialized accounting personnel, and (3) timely resolution of reconciling items in collection (suspense) account reconciliations. In addition, we communicated to management and the Audit Committee of the Company that these material weaknesses continued to exist based on our review procedures for each interim period for the three months ending January 31, 2005, April 30, 2005 and July 31, 2005.

The Company agrees that in the 2004 audit of the Company, Deloitte identified these three material weaknesses in the Company's internal controls.

In its 2004 Form 10-K, filed on February 15, 2005, the Company disclosed the three material weaknesses noted by Deloitte in its 2004 audit:

. . . as of October 31, 2004, there were material weaknesses in the Corporation's disclosure controls and procedures related to (1) a misapplication of GAAP related to securitization accounting and an associated lack of timely resolution of outstanding reconciling items in certain collection accounts; and (2) the lack of sufficient specialized securitization accounting personnel. The material weakness related to the misapplication of GAAP and resolution of outstanding reconciling items have been corrected in these statements.

In the Company's First Quarter Form 10-Q for 2005, filed on April 19, 2005, the Company again disclosed that, as of January 31, 2005, these material weaknesses continued to exist.

. . . as of January 31, 2005, there were material weaknesses in the Corporation’s disclosure controls and procedures related to (1) a misapplication of GAAP related to securitization accounting and an associated lack of timely resolution of outstanding reconciling items in certain collection accounts; and (2) the lack of sufficient specialized securitization accounting personnel.

However, the Company went on to state in that same disclosure that:

The 2004 Form 10-K was filed February 15, 2005 and the misapplication of GAAP and resolution of outstanding reconciling items was corrected as of that date.

In its April 30 and July 31, 2005 Form 10-Q filings, the Company disclosed that "there was a material weakness in the Corporation's disclosure controls and procedures related to the lack of sufficient specialized securitization accounting personnel." The Company further disclosed:

While the Company has made progress in augmenting its resources with experience in securitization, the principal executive officer and the principal financial officer of the Corporation concluded, based on the continued significant reliance on outside resources, as of July 31, 2005, the disclosure controls and procedures in place at the Corporation were not effective.

Because the material weaknesses related to (1) misapplication of generally accepted accounting principles in the United States resulting in a restatement of the financial statements and (2) the timely resolution of reconciling items in collection (suspense) accounts were resolved as of February 15, 2005, the Company saw no reason to continue to disclose these previously disclosed and resolved material weaknesses in the Company's Form 10-Q's for the three months ending April 30, 2005 or July 31, 2005, or in the Company's Form 8-K filed on April 12, 2006.

Deloitte never communicated to the Company's management or the Company's audit committee that material weaknesses existed for the three months ending April 30, 2005 or July 31, 2005 with respect to misapplication of generally accepted accounting principles in the United States resulting in a restatement of the financial statements or the timely resolution of reconciling items in collection (suspense) accounts. Because these two items had already been resolved, no such material weaknesses existed for the three months ending April 30, 2005 or July 31, 2005.

If we can be of any further assistance, please do not hesitate to let us know. I can be reached at 630-753-4094. My fax number is 630-753-4090.

Sincerely,

John V. Mulvaney, Sr.
Principal Accounting Officer
Navistar Financial Corporation